
June 13, 2012

Mr. Wayne Fraser
Interim Chief Financial Officer
Starfield Resources, Inc.
120 Adelaide Street, Suite 900
Toronto, Ontario
Canada M5H 1T1

> **Re: Starfield Resources, Inc.**
> **Form 20-F for the Year Ended February 28, 2011**
> **Filed September 30, 2011**
> **Response dated June 11, 2012**
> **File No. 000-29948**

Dear Mr. Fraser:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the cover page of the draft amendment to your Form 20-F does not indicate that the filing is an amendment. We further note that you do not include an explanatory note preceding Part I to discuss the reason(s) for the amendment to your Form 20-F. Please confirm to us that you will include these items in your amended Form 20-F when filed.

2.   Please confirm to us that you will obtain updated and currently dated management certifications that will be filed with the amended Form 20-F. Also confirm to us that you will obtain a currently dated signature from your President and CEO when the amended Form 20-F is filed.

Item 15. B Management's annual report on internal control over financial reporting, page 67

3.   We note that you do not include a statement identifying the framework, e.g. the
        framework established in Internal Control - Integrated Framework issued by the
        Committee of Sponsoring Organizations of the Treadway Commission (COSO), which
        was used by management to evaluate the effectiveness of internal control over financial
        reporting in your revised disclosure. Please confirm to us that you will include this
        disclosure in your amended Form 20-F, as required by Item 15(b)(2) of Form 20-F.

Item 16F. Change in Registrant's Certifying Accountant, page 68

4.   It appears to us that you have included a letter dated June 9, 2010 to be filed as Exhibit 98
        to your amended Form 20-F in response to comment two of our letter dated May 18,
        2012. Please be advised that your proposed inclusion of the June 9, 2010 letter does not
        satisfy the disclosure requirements of Item 16F to Form 20-F. Please further revise to
        provide the applicable change in accountant disclosures as required by Item 16F of Form
        20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-
3315 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining